Exhibit 99.1

Merger of Sirius Canada and XM Canada moving ahead

Final closing of Merger and CSR's refinancing is currently scheduled to occur on June 21, 2011

TORONTO, June 14, 2011 /CNW/ - Canadian Satellite Radio Holdings Inc. ("CSR") (TSX: XSR) parent company of XM Canada, and Sirius Canada Inc. (Sirius Canada) announced today that the final regulatory and government approvals related to the proposed merger (the "Merger") announced in November, 2010 have been received.

The Merger is now currently scheduled to close on June 21, 2011 contemporaneously with the closing of CSR's refinancing. CSR's refinancing consists of an exchange offer and consent solicitation (the "Exchange Offer") for its 12.75% Senior Notes due 2014 ("Existing Notes") and a concurrent private placement offering (the "Concurrent Offering") of its 9.75% Senior Notes due 2018 ("New Notes"). The expiration date of the Exchange Offer is now set for June 16, 2011. The Exchange Offer and Concurrent Offering were undertaken in order to refinance certain debt of CSR in connection with the Merger. As of the date hereof, US$68.83 million aggregate principal amount of Existing Notes have been tendered in the Exchange Offer. The New Notes have not been, and will not be, qualified for distribution to the public under the securities laws of any province or territory of Canada or registered under the United States Securities Act of 1933.

On November 24, 2010, CSR and Sirius Canada entered into a securities purchase agreement to combine the companies in an all-stock merger.  On February 17, 2011, CSR received the support of its shareholders to approve the Merger.  On April 19, 2011, the Canadian Radio-television Telecommunications Commission rendered its regulatory approval of the transaction.

This press release does not constitute an offer to purchase or sell any securities. Any offer to purchase or sell securities will be made by means of an offering memorandum. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and CSR assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

About Canadian Satellite Radio Holdings Inc.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada

To find out more about SIRIUS visit www.sirius.ca.

%CIK: 0001354901

For further information:

Investor Relations Morlan Reddock 416-408-6899 investor.relations@xmradio.ca	Media Trish Tervit 416-969-2809 ttervit@environicspr.com

CO: XM Canada

CNW 11:50e 14-JUN-11